SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                    ZIONS COOPERATIVE MERCANTILE INSTITUTION
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)



                                    989705108
                                 (CUSIP Number)


                                   John Price
                               35 Century Park-Way
                           Salt Lake City, Utah 84115
                                 (801) 486-3911
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:
                             Jay L. Bernstein, Esq.
                               Rogers & Wells LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 878-8000


                                December 28, 1998
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|


                         (Continued on following pages)

CUSIP No. 989705108            13D                        Page 2 of 5 Pages

    1.  Name of Reporting Persons/
        I.R.S. Identification Nos. of Above Persons (Entities Only)

                      JOHN PRICE

    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

                             (a)|_|
                             (b)|_|
    3.  SEC Use Only

    4.  Source of Funds

                    PF

    5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)|_|

    6.  Citizenship or Place of Organization

                    UNITED STATES

           Number              7.  Sole Voting Power

             of                            110,285

       Beneficially            8.  Shared Voting Power

         Owned By

      Each Reporting           9.  Sole Dispositive Power

        Person With                         110,285

                              10.  Shared Dispositive Power

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person

                      110,285

   12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)|_|

   13.  Percent of Class Represented By Amount in Row (11)

                      5.0%

   14.  Type of Reporting Person

                      IN


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

                              SCHEDULE 13D


Item 1.  Security and Issuer.

         This statement relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Zions Cooperative Mercantile Institution (the "Issuer"), whose principal executive offices are located at 2200 South 900 West, South Salt Lake City, Utah 84119.


Item 2.  Identity and Background.

         (a)-(c) The name of the person filing this statement is John Price (the "Purchaser"). The Purchaser's present principal occupation is Chairman of the Board of Directors and Chief Executive Officer of JP Realty, Inc., a Maryland corporation. The Purchaser's business address is 35 Century Park-Way, Salt Lake City, Utah 84115.

         (d)-(e) During the past five years the Purchaser has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Purchaser being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      The Purchaser is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate amount of funds used by the Purchaser to acquire the 110,285 shares of Common Stock (the "Owned Common Stock") was approximately $1,490,176. The Purchaser used personal finances to make the acquisitions.


Item 4.  Purpose of the Transaction.

         The Purchaser acquired the Owned Common Stock for investment purposes. The Purchaser will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic, financial and industry conditions, the securities markets and future trading prices in general and those for the Issuer's Common Stock in particular, other developments and other investment opportunities. Depending on such assessments, the Purchaser may acquire additional shares of Common Stock or may determine to sell or otherwise dispose of all or some of his holdings of Common Stock.


         Except as described above, the Purchaser has no current plans or proposals which relate to, or would result in, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934.

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


Item 5.  Interest in Securities of the Issuer.

         (a)-(b) As of December 28, 1998, the Purchaser is the direct record and beneficial owner of the Owned Common Stock and has the sole voting and dispositive powers with respect to the Owned Common Stock. The Owned Common Stock constitutes approximately 5.0% of the outstanding shares of Common Stock of the Issuer.


         (c) The Purchaser has made the following acquisitions of the Owned Common Stock, all of which were open market transactions, during the 60 days prior to December 28, 1998:



     Date          # of Shares       Avg. Price Per         Approximate Cost
                                        Share
  11/02/98              500             15.13                   7,565
  11/03/98              200             15.40                   3,080
  11/24/98            2,000             15.29                  30,575
  12/03/98              543             15.41                   8,367
  12/14/98            1,000             15.33                  15,328
  12/15/98            2,000             15.29                  30,580
  12/15/98            3,000             15.35                  46,050
  12/16/98            4,000             15.35                  61,390
  12/28/98              350             15.93                   5,574


         (d) No other person has the right to receive, or the power to direct receipt of, ordinary cash dividends from, or the proceeds from the sale of, the Owned Common Stock.


         (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         There are no contracts, arrangements or other understandings between the Issuer and the Purchaser relating to the Common Stock or other securities of the Issuer.


Item 7.  Material to be Filed as Exhibits

         None


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


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 6, 1999



                                                         John Price


                                                        /s/ John Price
                                                       ------------------------



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